

November 29, 2010

<u>Via U.S. Mail</u>

Paul D. Ridder
Chief Financial Officer
Tasty Baking Company
Navy Yard Corporate Center
Three Crescent Drive, Suite 200
Philadelphia, PA 19112

     **Re: Tasty Baking Company
          Form 10-K for the Fiscal Year Ended December 26, 2009
          Filed March 11, 2010
          Schedule 14A Definitive Proxy Statement
          Filed March 30, 2010
          File No. 001-05084**

Dear Mr. Ridder:

     We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Anne Nguyen Parker
          Branch Chief